SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 12, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 12, 2013

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

12 February 2013

Smith & Nephew plc announces that it was informed on 11 February 2013 of changes to the share interests of directors or persons discharging managerial responsibilities ("PDMRs") under the Smith & Nephew Global Share Plan 2010, detailed below, following completion of the related performance periods.

Name of Director / PDMR	Number of Ordinary Shares / ADSs under award made on 09/09/2010	Number of Ordinary Shares / ADSs lapsing following completion of the performance period	Number of Ordinary Shares / ADSs due to vest on 09/09/2013
John Campo	8,670 ADSs	6,416 ADSs	2,254ADSs
Michael Frazzette	8,851 ADSs	6,550 ADSs	2,301 ADSs
R Gordon Howe	7,135 ADSs	5,280 ADSs	1,855 ADSs
G Kelvin Johnson	21,104 Ordinary Shares	15,617 Ordinary Shares	5,487 Ordinary Shares
Roger Teasdale	38,336 Ordinary Shares	28,369 Ordinary Shares	9,967 Ordinary Shares

Notes

a)           74% of the awards made on 9 September 2010 have lapsed following completion of the performance measurement period.  The remaining 26% will vest and, subject to continued employment, will be settled on 9 September 2013 being the third anniversary of the awards.

b) One ADS is equivalent to five Ordinary Shares of US$0.20 each.

Name of Director / PDMR	Number of Ordinary Shares / ADSs under award made on 19/11/2010	Number of Ordinary Shares / ADSs lapsing following completion of the performance period	Number of Ordinary Shares / ADSs due to vest on 19/11/2013
G Kelvin Johnson	13,895 Ordinary Shares	10,283 Ordinary Shares	3,612 Ordinary Shares

Notes

a)         74% of the award made on 19 November 2010 has lapsed following completion of the performance measurement period.  The remaining 26% will vest and, subject to continued employment, will be settled on 19 November 2013 being the third anniversary of the award.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646